Filed by Tilray, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Tilray, Inc.

(Commission File No. 001-38594)

The following presentation was made available in connection with the business combination of Tilray, Inc. (“Tilray”) and Aphria Inc. (“Aphria”) on December 16, 2020.

LRAY COMBINE GLOBAL CANNABIS COMPANY | | | | | | | |

DISCLAIMER CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking information or forward-looking statements (together, “forward-looking statements”) under Canadian securities laws and within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. The forward-looking statements are expressly qualified by this cautionary statement. Any information or statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements, including, but not limited to, statements in this news release with regards to: (i) statements relating to Aphria’s and Tilray’s strategic business combination and the expected terms, timing and closing of the Arrangement including, receipt of required regulatory approvals, shareholder approvals, court approvals and satisfaction of other closing customary conditions; (ii) estimates of pro-forma financial information of the Combined Company, including in respect of expected revenues and production of cannabis; (iii) estimates of future costs applicable to sales; (iv) estimates of future capital expenditures; (v) estimates of future cost reductions, synergies including pre-tax synergies, savings and efficiencies; (vi) statements that the Combined Company anticipates to have scalable medical and adult-use cannabis platforms expected to strengthen the leadership position in Canada, United States and internationally; (vii) statements that the Combined Company is expected to offer a diversified and branded product offering and distribution footprint, world-class cultivation, processing and manufacturing facilities; (viii) statements in respect of operational efficiencies expected to be generated as a result of the Arrangement in the amount of more than C$100 million of pre-tax annual cost synergies; (ix) expectations of future balance sheet strength and future equity; (x) that the Combined Company is expected to unlock significant shareholder value; and (xi) statements under the heading “Strategic and Financial Benefits” of this news release. Aphria and Tilray use words such as “forecast”, “future”, “should”, “could”, “enable”, “potential”, “contemplate”, “believe”, “anticipate”, “estimate”, “plan”, “expect”, “intend”, “may”, “project”, “will”, “would” and the negative of these terms or similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Various assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this news release. Forward-looking statements reflect current beliefs of management of Aphria and Tilray with respect to future events and are based on information currently available to each respective management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management of Aphria and Tilray considering their experience, perception of trends, current conditions and expected developments as well as other factors that each respective management believes to be relevant as at the date such statements are made. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, risks assumptions and expectations described in Aphria’s and Tilray’s critical accounting policies and estimates; the adoption and impact of certain accounting pronouncements; Aphria’s and Tilray’s future financial and operating performance; the competitive and business strategies of Aphria and Tilray ; the intention to grow the business, operations and potential activities of Aphria and Tilray; the ability of Aphria and Tilray to complete the Arrangement; Aphria’s and Tilray’s ability to provide a return on investment; Aphria’s and Tilray’s ability to maintain a strong financial position and manage costs, the ability of Aphria and Tilray to maximize the utilization of their existing assets and investments and that the completion of the Arrangement is subject to the satisfaction or waiver of a number of conditions as set forth in the Arrangement Agreement. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the Arrangement. There is a risk that some or all the expected benefits of the Arrangement may fail to materialize or may not occur within the time periods anticipated by Aphria and Tilray. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the Combined Company following the Arrangement difficult. Material risks that could cause actual results to differ from forward-looking statements also include the inherent uncertainty associated with the financial and other projections; the prompt and effective integration of the Combined Company; the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Aphria’s and Tilray’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the outcome of any legal proceedings that may be instituted against the parties and others related to the Arrangement Agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; risks relating to the value of Tilray’s common stock to be issued in connection with the transaction; the impact of competitive responses to the announcement of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of risks and other factors, see the most recently filed annual information form of Aphria and the annual report filed on form 10-K of Tilray made with applicable securities regulatory authorities and available on SEDAR and EDGAR. The forward-looking statements included in this news release are made as of the date of this news release and neither Aphria nor Tilray undertake any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws. NON-IFRS MEASURES: In this Presentation, reference is made to adjusted EBITDA, which is not a measure of financial performance under International Financial Reporting Standards (IFRS). This metric and measure is not a recognized measure under IFRS does not have meanings prescribed under IFRS and is as a result unlikely to be comparable to similar measures presented by other companies. This measure is provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, this measure should not be considered in isolation or in lieu of review of our financial information reported under IFRS. Definitions and reconciliations such measure can be found in Aphria’s annual Management’s Discussion and Analysis for the year ended August 31, 2020, filed on SEDAR and EDGAR. This Presentation may not be reproduced, further distributed or published in whole or in part by any other person. Neither this Presentation nor any copy of it may be taken or transmitted into or distributed in any other jurisdiction which prohibits the same except in compliance with applicable laws. Any failure to comply with this restriction may constitute a violation of applicable securities law. Recipients are required to inform themselves of, and comply with, all such restrictions or prohibitions and Aphria does not accept liability to any person in relation thereto. 2

APHRIA + TILRAY:

A GLOBAL CANNABIS LEADER

aphria inc. + TILRAY

- ✓ Combines two highly complementary businesses to create a leading Cannabis-focused CPG company, and the largest globally by revenue
- ✓ Strengthens leadership position in Canada, with complete portfolio of product offerings and carefully curated brands
- ✓ Bolsters scale and capabilities of leading international medical cannabis business, with end-to-end GMP supply chain
- ✓ Builds multi-pronged U.S. CPG platform to be immediately leveraged for Cannabis products when regulations allow
- ✓ Robust financial profile with ~C$579mm (US$454mm) [(1)(2)] pro forma cash on balance sheet
- ✓ Best-in-class management team and Board, highlighted by CPG and Cannabis operating experience

Sources: Public filings.
(1) Converted using 0.7835 CAD/USD exchange ratio as of 12/11/20 per Capital IQ.
(2) Last reported quarter, as adjusted for recent equity issuance under both Companies' ATM programs and Aphria's acquisition of SweetWater.

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aphria inc. TILRAY

APHRIA + TILRAY:

TRANSACTION OVERVIEW

Structure	▪ Stock-for-stock combination, which takes the form of a reverse acquisition executed by way of Plan of Arrangement under the Business Corporations Act (Ontario) ▪ Aphria shareholders to receive 0.8381 shares of Tilray for each Aphria share they own, Tilray stockholders to continue to hold their shares ▪ Pro forma ownership of approximately 62% for Aphria shareholders and 38% for Tilray stockholders, on a fully diluted basis ▪ Represents a premium of 23% based on the share price at market close on December 15, 2020 to Tilray stockholders
Board of Directors	▪ Irwin D. Simon: Chairman ▪ The board of directors will consist of 9 members: – 7 current Aphria directors, including Mr. Simon – 2 current Tilray directors, including Brendan Kennedy with 1 additional director to be nominated
Management	▪ Irwin D. Simon: Chairman and Chief Executive Officer
Name / Ticker / Location	▪ Name: Tilray, Inc. | Ticker: Nasdaq: TLRY ▪ Principal offices in United States (New York and Seattle), Canada (Toronto, Leamington and Vancouver Island), Portugal and Germany
Domicile	▪ The combined company will operate under Tilray, Inc., a Delaware corporation domiciled in the U.S.
Conditions / Timing	▪ Subject to customary closing conditions, including regulatory and stockholders approvals, as well as court approval of the Plan of Arrangement ▪ Expected to close in the second quarter of calendar year 2021

4

aphria inc. TILRAY

A P H R I A + T I L R A Y : LARGEST GLOBAL CANNABIS COMPANY BY REVENUE LTM Revenue (CAD$ Millions) (1) $900 $874 (2)(3) (2)(4) $842 $800 $700 (2)(5) $600 $602 $581 (2) $500 $477 (2) $441 $400 $300 (2)(6) $268 $261 (2) $255 $200 $96 $87 $100 $0 + Sources: Public filings. Note: Showing select Canadian and U.S. companies. (1) Net Revenue. (2) Converted using 0.7835 CAD/USD exchange ratio as of 12/11/20 per Capital IQ. (3) Pro forma for full year of SweetWater revenue. (4) Pro forma for the acquisitions of Acres Cannabis, Cura Partners, Arrow Alternative Care and GR Companies. (5) Pro forma for the acquisitions of PurePenn and Solevo. 5 (6) Pro forma for owning 100% of Pure Sunfarms.

WELL POSITIONED IN ALL LARGE CANNABIS MARKETS GLOBALLY

LEADERSHIP IN CANADA


Creates a leading player in Canada's C$3.1bn (US$2.4bn) adult-use, retail market (1)(2), by combining brands, distribution networks and world-class facilities

Key Highlights

- State-of-the-art, scalable Cannabis cultivation in Canada
- Cultivation cost below C$1 per gram [3]
- Complete processing and manufacturing capabilities for 2.0 products
- Complementary provincial strength with Aphria's leadership in Ontario and Alberta and Tilray's leadership in Quebec
- Pro forma retail market share of 17.3% [4]

Leading Brands and Distribution

A Comprehensive Cannabis 2.0 Product Portfolio



Carefully Curated Brands Across All Customer Segments

RIFF, Broken Coast, B!ngo, P'tite Pof, Good Supply, Solei, The Batch, Dubon, Marley Natural, Canaca

Blue Chip Distribution Partners

SAQ, Shoppers Drug Mart, Kindred, Rose LifeScienceVie

(1) Annualized September 2020 retail sales of C$256 million based on Statistics Canada November 2020 release.
(2) Converted using 0.7835 CAD/USD exchange ratio as of 12/11/20 per Capital IQ.
(3) Aphria facilities only.
(4) On a pro forma basis, for the period August to October 2020, based on Stifel analyst report by Andrew Carter, dated December 6, 2020, "December 2020 Headset Canada Review".

6

aphria inc. TILRAY

A P H R I A + T I L R A Y : LEADING ADULT-USE POSITION IN CANADA LTM Adult-Use Cannabis Gross Revenue (CAD$ Millions) $350 $296 (1) $300 $250 $245 $200 $172 $150 $126 $100 (1)(2)(3) $80 $74 $47 (1)(4) $50 $43 $0 + Sources: Public filings. (1) Converted using 0.7835 CAD/USD exchange ratio as of 12/11/20 per Capital IQ. (2) Pro forma for owning 100% of Pure Sunfarms. (3) FYQ4 2019 gross revenue based on FYQ4 2019 net revenue and FYQ1 2020 gross-to-net ratio. 7 (4) Represents rest of world net revenue plus excise taxes.

WELL POSITIONED IN ALL LARGE CANNABIS MARKETS GLOBALLY

COMPLETE PRODUCT OFFERING FOR CONSUMERS

		aphria inc.	TILRAY
Premium Plus	Flower / Pre-Rolls Oils / Capsules Vape	BROKEN COAST	GRAIL
Premium	Flower / Pre-Rolls Oils / Capsules Vape	RIFF	MARLEY NATURAL
Core	Flower / Pre-Rolls Oils / Capsules Vape Edible Beverage	GOOD SUPPLY Solei	Dubon CANACA WOWIE everie
Economy	Flower / Pre-Rolls	B!NGO P'TITE POF	THE BATCH

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aphria inc. TILRAY

WELL POSITIONED IN ALL LARGE CANNABIS MARKETS GLOBALLY

FARM TO PHARMACY IN EMEA

Tilray's European leadership combined with Aphria's German footprint creates an unrivaled European platform

European market size of ~US$3.9bn by 2025 (1)

Current Market Presence
Current CBD Market Presence
Near Term Market Opportunity

Germany

~US$1.3bn market size by 2025 (1)(3)

- **Large medical market opportunity bolstered by government reimbursement**
- CC Pharma: leading importer and distributor in Germany
- Wellness brands launched in Q4 2020
- State-of-the-art facility (EU GMP certification in process) with first harvest expected early calendar year 2021

Portugal



2.7m sq. ft. EU-GMP low cost Cannabis cultivation and production facility with export capabilities, providing tariff-free access to the EU

Israel

~US$65mm market size by 2025 (2)

Poland

~US$60mm market size by 2025 (2)

- **Aphria co-branding partnership with ODI Pharma AB**

Italy

~US$430mm market size by 2025 (1)

- **FL Group: Aphria's distributor to the Italian Cannabis market**

United Kingdom

~US$560mm market size by 2025 (1)

France

~US$475mm market size by 2025 (1)

The Netherlands

~US$120mm market size by 2025 (1)

(1) BDS Analytics report: *The State of Legal Cannabis Markets: Post-COVID Forecast Updates.*
(2) Arcview Market Research / BDS Analytics report: *The Road Map to a $57 Billion Worldwide Market.*
(3) National health authorities, Nation Drug agencies, National Cannabis agencies, KOMAND Consulting.

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aphria inc. TILRAY

WELL POSITIONED IN ALL LARGE CANNABIS MARKETS GLOBALLY

STRONG CPG PRESENCE AND INFRASTRUCTURE IN THE U.S.

U.S. EXPANSION BASED ON TWO STRATEGIC PILLARS:

Branded Cannabis Lifestyle Company

- ✓ Craft beer manufacturing and distribution infrastructure in the U.S. to build brand awareness
- ✓ ~40,000 on-premise and off-premise points of sale across 27 states
- ✓ 420 Fest is one of the largest music festivals in the U.S.
- ✓ Introduce Aphria and Tilray's leading brands via craft beers and other beverages to build brand awareness in the U.S.

420 Curated to the Cannabis lifestyle



U.S. Hemp and Wellness Platform

- ✓ Pioneer in branded hemp and CBD products with proven track record
- ✓ Access to 17,000 stores in North America
- ✓ Opportunity to leverage platform with new or existing brands for further U.S. expansion in CBD and other cannabinoids



Selected Products

Costco · Whole Foods · Kroger · amazon

Selected Retailers

Well positioned to compete in the U.S. Cannabis market when regulations allow, given infrastructure and well-developed distribution network, track record and CPG and Cannabis expertise

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aphria inc. TILRAY

A P H R I A + T I L R A Y : INDUSTRY LEADING PROFITABILITY ✓ Aphria has generated positive adjusted EBITDA over the last 6 quarters, providing a robust platform for future profitability and cash flow generation for the Combined Company Aphria and SweetWater Pro Forma Adjusted EBITDA (C$ Millions) (1) $20.0 (2) $18.9 $15.0 $8.9 $10.0 $8.6 $5.7 $5.0 $10.0 $1.9 $1.0 $0.2 $0.0 FQ4 2019 FQ1 2020 FQ2 2020 FQ3 2020 FQ4 2020 FQ1 2021 Aphria SweetWater Source: Public filings. (1) Aphria financials presented on a Non-US GAAP, Non-IFRS basis and SweetWater financials presented on a Non-US GAAP basis, which may not be consistent. (2) Pro forma for SweetWater using 0.7835 CAD/USD exchange ratio as of 12/11/20 per Capital IQ. 11

APHRIA + TILRAY:

MEANINGFUL COST SYNERGIES WITH ADDITIONAL UPSIDE

Potential Cost Synergies	Cultivation & Production	• Consolidation of cultivation and production infrastructure in Canada and Europe • Aphria to supply Cannabis volumes currently outsourced by Tilray
	Sales and marketing	• Sales and distribution synergies
	Corporate	• Public company expenses • Corporate consolidation and optimization
Over C$100 Million (US$78 Million) [(1)] of Pre-Tax Annual Cost Synergies Achievable Over Next 24 Months Following Close of Transaction		
Additional Potential Revenue Synergy Opportunities	Canada Adult-Use	• Bolster Aphria brands in Quebec • Bolster Tilray brands in Ontario • Provide additional 2.0 form factor capability to Aphria brands
	International	• Potential to reach additional pharmacies and patients via distribution relationships • Move up value chain in Germany by securing distributor portion of revenue by leveraging CC Pharma for cannabis distribution

(1) Converted using 0.7835 CAD/USD exchange ratio as of 12/11/20 per Capital IQ.

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aphria inc. TILRAY

APHRIA + TILRAY:

PRO FORMA CAPITALIZATION

Pro Forma Capital Structure Strategy

- ✓ Deleverage through growth and cash flow
- ✓ Committed to conservative leverage profile
- ✓ No near-term maturities
- ✓ Flexible capital structure to facilitate continued growth

Pro Forma Key Financials (1)(2)

	CAD	USD
Cash	**$579**	**$454**
Secured Debt	**$356**	**$279**
Convertible Notes	**$685**	**$537**
Total Debt	**$1,041**	**$816**
LTM Net Revenue (3)	**$874**	**$685**
LTM Adult-Use Gross Revenue	**$296**	**$232**

Sources: Public filings.
Note: Financial data shown in millions.
(1) Converted using 0.7835 CAD/USD exchange ratio as of 12/11/20 per Capital IQ.
(2) Last reported quarter, as adjusted for recent equity issuance under both Companies' ATM programs, Tilray's convertible note exchanges, and Aphria's acquisition of SweetWater.
(3) Pro Forma for full year of SweetWater revenue.

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aphria inc. TILRAY

APHRIA + TILRAY:

LEADERSHIP TEAM WITH EXTENSIVE CPG AND OPERATIONAL EXPERIENCE

aphria inc.

Name	Title	Prior Experience
 Irwin D. Simon	*Chief Executive Officer, Chairman of the Board*	WHOLE EARTH BRANDS; HAIN CELESTIAL
 Carl Merton	*Chief Financial Officer*	Atlas Tube; REKO; KPMG
 Jim Meiers	*Chief Operating Officer, Aphria Leamington*	HAIN CELESTIAL
 Denise Faltischek	*Chief Strategy Officer*	HAIN CELESTIAL
 Christelle Gedeon	*Chief Legal Officer*	FASKEN
 Tamara MacGregor	*Chief Corporate Affairs Officer*	Bayfield Strategy; Legislative Assembly of Ontario; H+K Hill+Knowlton Strategies

TILRAY

Name	Title	Prior Experience
 Brendan Kennedy	*Chief Executive Officer*	PRIVATEER HOLDINGS
 Michael Kruteck	*Chief Financial Officer*	MOLSON COORS
 Jon Levin	*Chief Operating Officer*	REVLON
 Andrew Pucher	*Chief Corporate Development Officer*	Goldman Sachs

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aphria inc. TILRAY

A P H R I A + T I L R A Y : THE RIGHT COMBINATION TO LEAD GLOBAL CANNABIS Leadership in Adult-Use throughout Canada Industry leading capabilities in beverage Adult-Use leadership in Canada with highly recognizable brands and edibles Lowest cost production across State-of-the-art GMP certified Portugal Low cost, state-of-the-art facilities the industry production facility Multi-faceted German strategy with Low cost EU GMP production facility Medical leadership in Europe domestic cultivation, import license and in Europe large distribution infrastructure SweetWater provides robust infrastructure Strong retail network in the U.S. through Well positioned for U.S. legalization and accelerates brand building in the U.S. Manitoba Harvest 15

Additional Information and Where to Find It

In connection with the proposed transaction, Aphria will file a management information circular, and Tilray will file a proxy statement on Schedule 14A containing important information about the proposed transaction and related matters. Additionally, Aphria and Tilray will file other relevant materials in connection with the proposed transaction with the applicable securities regulatory authorities. Investors and security holders of Aphria and Tilray are urged to carefully read the entire management information circular and proxy statement (including any amendments or supplements to such documents), respectively, when such documents become available before making any voting decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the transaction. The Aphria management information circular and the Tilray proxy statement will be mailed to the Aphria and Tilray shareholders, respectively, as well as be accessible on the SEDAR and EDGAR profiles of the respective companies.

Investors and security holders of Tilray will be able to obtain a free copy of the proxy statement, as well as other relevant filings containing information about Tilray and the proposed transaction, including materials that will be incorporated by reference into the proxy statement, without charge, at the SEC’s website (www.sec.gov) or from Tilray by contacting Tilray’s Investor Relations at (203) 682-8253, by email at Raphael.Gross@icrinc.com, or by going to Tilray’s Investor Relations page on its website at https://ir.tilray.com/investor-relations and clicking on the link titled “Financials.”

Participants in the Solicitation

Tilray and Aphria and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of Tilray proxies in respect of the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Tilray stockholders in connection with the proposed transaction will be set forth in the Tilray proxy statement for the proposed transaction when available. Other information regarding the participants in the Tilray proxy solicitation and a description of their direct and indirect interests in the proposed transaction, by security holdings or otherwise, will be contained in such proxy statement and other relevant materials to be filed with the SEC in connection with the proposed transaction. Copies of these documents may be obtained, free of charge, from the SEC or Tilray as described in the preceding paragraph.

Notice Regarding Forward-Looking Statements

Certain information in this news release constitutes forward-looking information or forward-looking statements (together, “forward-looking statements”) under Canadian securities laws and within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. The forward-looking statements are expressly qualified by this cautionary statement. Any information or statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements, including, but not limited to, statements in this news release with regards to: (i) statements relating to Aphria’s and Tilray’s strategic business combination and the expected terms, timing and closing of the Arrangement including, receipt of required regulatory approvals, shareholder approvals, court approvals and satisfaction of other closing customary conditions; (ii) estimates of pro-forma financial information of the Combined Company, including in respect of expected revenues and production of cannabis; (iii) estimates of future costs applicable to sales; (iv) estimates of future capital expenditures; (v) estimates of future cost reductions, synergies including pre-tax synergies, savings and efficiencies; (vi) statements that the Combined Company anticipates to have scalable medical and adult-use cannabis platforms expected to strengthen the leadership position in Canada, United States and internationally; (vii) statements that the Combined Company is expected to offer a diversified and branded product offering and distribution footprint, world-class cultivation, processing and manufacturing facilities; (viii) statements in respect of operational efficiencies expected to be generated as a result of the Arrangement in the amount of more than C$100 million of pre-tax annual cost synergies; (ix) expectations of future balance sheet strength and future equity; (x) that the Combined Company is expected to unlock significant shareholder value; and (xi) statements under the heading “Strategic and Financial Benefits” of this news release. Aphria and Tilray use words such as “forecast”, “future”, “should”, “could”, “enable”, “potential”, “contemplate”, “believe”, “anticipate”, “estimate”, “plan”, “expect”, “intend”, “may”, “project”, “will”, “would” and the negative of these terms or similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Various assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this news release. Forward-looking statements reflect current beliefs of management of Aphria and Tilray with respect to future events and are based on information currently available to each respective management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management of Aphria and Tilray considering their experience, perception of trends, current conditions and expected developments as well as other factors that each respective management believes to be relevant as at the date such statements are made. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, risks assumptions and expectations described in Aphria’s and Tilray’s critical accounting policies and estimates; the adoption and impact of certain accounting pronouncements; Aphria’s and Tilray’s future financial and operating performance; the competitive and business strategies of Aphria and Tilray ; the intention to grow the business, operations and potential activities of Aphria and Tilray; the ability of Aphria and Tilray to complete the Arrangement; Aphria’s and Tilray’s ability to provide a return on investment; Aphria’s and Tilray’s ability to maintain a strong financial position and manage costs, the ability of Aphria and Tilray to maximize the utilization of their existing assets and investments and that the completion of the Arrangement is subject to the satisfaction or waiver of a number of conditions as set forth in the Arrangement Agreement. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the Arrangement. There is a risk that some or all the expected benefits of the Arrangement may fail to materialize or may not occur within the time periods anticipated by Aphria and Tilray. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the Combined Company following the Arrangement difficult. Material risks that could cause actual results to differ from forward-looking statements also include the inherent uncertainty associated with the financial and other projections; the prompt and effective integration of the Combined Company; the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Aphria’s and Tilray’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the outcome of any legal proceedings that may be instituted against the parties and others related to the Arrangement Agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; risks relating to the value of Tilray’s common stock to be issued in connection with the transaction; the impact of competitive responses to the announcement of the transaction; and the diversion of management time on transaction-related issues.

For a more detailed discussion of risks and other factors, see the most recently filed annual information form of Aphria and the annual report filed on form 10-K of Tilray made with applicable securities regulatory authorities and available on SEDAR and EDGAR. The forward-looking statements included in this news release are made as of the date of this news release and neither Aphria nor Tilray undertake any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.